UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-15976
MULTI SOFT II, INC.

(Exact name of registrant as specified in its charter)

4400 Biscayne Blvd, 10th Floor Miami, FL 33137 (305) 579-8000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	X
Rule 12h-3(b)(1)(ii)
Rule 15d-6
Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: 211

Pursuant to the requirements of the Securities Exchange Act of 1934, Multi Soft II, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MULTI SOFT II, INC.

September 13, 2024 By: /s/ J. Bryant Kirkland III
Name: James Bryant Kirkland III
Title: President and Chief Executive Officer